

June 25, 2012

Via Email
Mark E. Woodward
President and Chief Executive Officer
E2open, Inc.
4100 East Third Avenue, Suite 400
Foster City, CA 94404

> **Re:** **E2open, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 7, 2012**
> **File No. 333-179558**

Dear Mr. Woodward:

We have reviewed your amended Form S-1 and have the following comment. Where indicated, we think you should revise your document in response to our comment. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 29, 2012.

Business

Our Customers, page 94

1.   We note your response to prior comment 9 regarding the agreements with your two largest customers in 2011. The terms of your material contracts should be discussed in your filing and your response supports the view that the contract with RIM, which generated approximately 12% of your revenues in fiscal year 2011, is a material contract. In the same vein, it appears that you should provide a discussion of the material terms of the agreement with Vodafone, a customer that accounted for approximately 15% of your revenues in fiscal year 2012. Please amend your filing to provide a brief description of the material terms of both the RIM and Vodafone contracts, including, but not limited to, the term of each contract and the rights and obligations of the parties under the contract.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Aaron J, Alter
       Wilson Sonsini Goodrich & Rosati, P.C.